[Thacher Proffitt Letterhead]                       Thacher Proffitt & Wkood LLP
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                                                    New York, NY  10281
                                                    (212) 912-7400

                                                    Fax: (212) 912-7751
                                                    www.tpw.com
March 17, 2006



BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attention: Filing Desk

               Option One Mortgage Acceptance Corporation
               Registration Statement on Form S-3/A relating to Mortgage Pass-Through Certificates and Mortgage-Backed Notes, to be combined with Registration STATEMENT NO. 333-130870 PURSUANT TO RULE 429

Ladies and Gentlemen:

        On behalf of Option One Mortgage Acceptance Corporation (the "Registrant"), we have caused to be filed with you electronically under EDGAR, the captioned registration statement on Form S-3/A. In addition, we have been advised that payment of the filing fee, in the amount of $107.00 was previously paid to you.

        The objective of the above-captioned Registration Statement is to respond to the SEC Comment Letter to Option One Mortgage Acceptance Corporation dated March 16, 2006. These comments and our corresponding responses may be found below. Please do not hesitate to contact us with any questions you may have.

                              PROSPECTUS SUPPLEMENT

                          THE MORTGAGE POOL, PAGE S-28

        1. We note your response to prior comment 2, however, we believe that delinquency disclosure is best presented with the statistical information regarding the asset pool that begins on page S-28. Please revise accordingly.

               PLEASE REFER TO THE REVISED DISCLOSURE ON PAGES S-31 AND S-32.


                                 BASE PROSPECTUS

                   DESCRIPTION OF CREDIT ENHANCEMENT, PAGE 47

        2. We note that the disclosure in the second full paragraph on page 48 indicates that credit support for the offered securities of one series may cover the offered securities of one or more other series. Please revise to better explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows or credit enhancement included in one trust fund to act as credit enhancement for a separate trust fund.

               PLEASE REFER TO THE REVISED DISCLOSURE ON PAGE 48. WE CONFIRM THAT WE DO NOT INTEND TO USE ANY ASSETS, CASH FLOWS FROM ASSETS OR CREDIT ENHANCEMENT INCLUDED IN ONE TRUST FUND TO ACT AS CREDIT ENHANCEMENT FOR A SEPARATE TRUST FUND.

                              DERIVATIVES, PAGE 53

3. We note your response to prior comment 3, however, we reissue in part. Please delete all references to credit default swaps from the filing. Alternatively, you may provide a detailed discussion of how credit default swaps will operate. For instance, you should explain whether the issuing entity will pay premiums to the counterparty, what the defined credit events are and what happens when a credit event occurs.

               PLEASE REFER TO THE REVISED DISCLOSURE ON PAGES 53 AND 54.

               If you require any additional information, please call the undersigned at (212) 912-7550.

                                            Very truly yours,



                                            Mark A. Russo